Halyard Health, Inc.

P.O. Box 619100

Dallas, Texas 75261

August 27, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Halyard Health, Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed August 4, 2014

File No. 001-36440

Dear Mr. Mancuso:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 20, 2014, with respect to the filing referenced above by Halyard Health, Inc. (the “Company”), which is currently a wholly-owned subsidiary of Kimberly-Clark Corporation (“Kimberly-Clark”).

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 001-36440) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we have separately delivered courtesy copies of Amendment No. 3 to you, each of which has been marked to indicate changes from Amendment No. 2 to the Registration Statement filed on August 4, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold type immediately above the corresponding response. Terms not otherwise defined in this letter shall have the meanings given to them in the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 3 and all references to page numbers in these responses are to the pages of the Information Statement.

Exhibit 99.1

Treatment of Equity-Based compensation, page 29

1.

Comment: Please expand your response to prior comment 3 to tell us with specificity which provisions of the Kimberly Clark 2011 plan require the outcomes mentioned in both sets of clauses (1) through (4) in the third paragraph of this section, including the differing treatment at age 55. Include in your response specific information regarding where the agreement containing that most current version of those provisions is filed with the Commission. Also, revise the disclosure in the third paragraph to clarify the treatment of unvested performance-based restricted share units outstanding for less than six months.

Response: The Information Statement has been revised at page 30 to clarify treatment of equity awards issued under the Kimberly-Clark 2011 Plan to individuals who will become employees of Halyard or its subsidiaries in connection with the distribution (“Halyard Employees”), including the treatment of unvested performance-based restricted stock units outstanding for less than six months.

The Halyard Employees’ employment with Kimberly-Clark will be terminated as of the distribution date and under the terms of the Kimberly-Clark 2011 Plan and the applicable award agreements will be treated as a termination of employment due to the divestiture of a business unit or, in the case of Halyard Employees at or over the age of 55, a retirement event. See, Section 2(b) of the Performance Restricted Stock Unit Award Agreement, Section 2(b) of the Time-Vested Restricted Stock Unit Award Agreement, Section 2(a) of the Nonqualified Stock Option Award Agreement and Section 3, of the Kimberly-Clark 2011 Plan (definition of Retirement). All current form award agreements are available as Exhibit no. 10(n) to Kimberly-Clark’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed with the Commission on August 2, 2013. The Kimberly-Clark 2011 Plan is available as Exhibit No. 10.2 to Kimberly-Clark’s Current Report on Form 8-K dated April 26, 2011, filed with the Commission on April 26, 2011.

The same applicable terms and conditions are contained in prior award agreements under the Kimberly-Clark 2011 Plan and the 2001 Kimberly-Clark Equity Participation Plan. See prior award agreements filed as Exhibit 10(n) to Kimberly-Clark’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed August 5, 2011; Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed May 8, 2009; Annual Report on Form 10-K for the year ended December 31, 2008, filed February 27, 2009; Annual Report for the year ended December 31, 2007, filed February 22, 2008 and Annual Report for the year ended December 31, 2004, filed February 24, 2005.

The table below details the sections of the applicable award agreements that provide for the treatment of equity awards described on page 30 of the Information Statement.

Treatment	Applicable Award Agreement Provision(s)
Halyard Employees Under 55

Unvested stock options will be forfeited.	Section 2(a) of the Nonqualified Stock Option Award Agreement states, “this option shall be subject to forfeiture until the Employee becomes vested in such Awards.”

Vested stock options will be exercisable for the lesser of three months or the remaining term of the option.

Section 2(a) of the Nonqualified Stock Option Award Agreement states, “...if the Employee’s employment is terminated for any reason other than death, Retirement, or Total and Permanent Disability, this option shall only be exercisable for three months following such termination and only for the number of shares which were exercisable on the date of such termination. In no event, however, may this option be exercised more than ten (10) years after the date of its grant.

Note: At the time of the distribution, Halyard Employees will be deemed to have terminated their employment with Kimberly-Clark.

Unvested performance-based restricted stock units outstanding for six months or less from the date of grant will be forfeited.	Section 2(b) of the Performance-Vested Restricted Stock Unit Award Agreement states, “[p]articipant shall forfeit any unvested Award...upon termination of employment unless such termination...if more than six months after the Grant Date, [is] due to death, Retirement, Total and Permanent Disability, or the shutdown or divestiture of a business unit.”

Unvested performance-based restricted stock units outstanding more than six months from the date of grant will vest pro rata, based on the number of full years of employment.

Section 2(b) of the Performance-Vested Restricted Stock Unit Award Agreement states, “[p]articipant shall forfeit any unvested Award...upon termination of employment unless such termination...if more than six months after the Grant Date, [is] due to death, Retirement, Total and Permanent Disability, or the shutdown or divestiture of a business unit.”

Section 2(d) of the Performance-Vested Restricted Stock Unit Award Agreement states, “[i]n the event that more than six months after the Grant Date the Participant’s termination of employment is due to the shutdown or divestiture of the Corporation’s or its Affiliate’s business it shall result in pro rata vesting in the number of PRSUs earned. This pro rata vesting shall be determined based on the Target Level of PRSU...(1) prorated for the number of full years of employment during the restricted period prior to the Participant’s termination of employment, multiplied by (2) performance goal percentage.”

Unvested time-based restricted stock units (regardless of how long such restricted stock units have been outstanding) will vest pro rata, based on the number of full years of employment.

Section 2(b) of the Time-Vested Restricted Stock Unit Award Agreement states, “[p]articipant shall forfeit any unvested award...upon termination of employment unless such termination is ...due to death, Total and Permanent Disability, or the shutdown or divestiture of a business unit.”

Section 2(d) of the Time-Vested Restricted Stock Unit Award Agreement states, “in the event that after the Grant Date the Participant’s termination of employment is due to the shutdown or divestiture of [a] business, it shall result in pro rata vesting...prorated for the number of full years of employment during the Restricted Period.”

Halyard Employees At or Over 55

Unvested stock options will vest.

Section 2(b) of the Non-Qualified Stock Option Award Agreement states, “[i]f the Employee dies, Retires or becomes Totally and Permanently Disabled without having exercised this option in full, the remaining portion of this option, determined without regard to the limitations in subsection 2(a), may be exercised within the earlier of (i) ... five years from the date of Retirement, or (ii) the remaining period of this option.”

Under the Kimberly-Clark 2011 Plan “Retirement” and “Retires” means “the termination of employment on or after the Participant has attained the age 55.

Any stock options will be exercisable until the earlier of five years or the remaining term of the options.

Section 2(b) of the Non-Qualified Stock Option Award Agreement states, “[i]f the Employee dies, Retires or becomes Totally and Permanently Disabled without having exercised this option in full, the remaining portion of this option, determined without regard to the limitations in subsection 2(a), may be exercised within the earlier of (i) ... five years from the date of Retirement, or (ii) the remaining period of this option.”

Under the Kimberly-Clark 2011 Plan “Retirement” and “Retires” means “the termination of employment on or after the Participant has attained the age 55.

Unvested performance-based restricted stock units outstanding for six months or less from the date of grant will be forfeited.	Section 2(b) of the Performance-Vested Restricted Stock Unit Award Agreement states, “[p]articipant shall forfeit any unvested Award...upon termination of employment unless such termination...if more than six months after the Grant Date, [is] due to death, Retirement, Total and Permanent Disability, or the shutdown or divestiture of a business unit.”

Unvested performance-based restricted stock units outstanding more than six months after the date of grant will vest in full and will be payable at the end of the performance period based on attainment of the performance goal.

Section 2(b) of the Performance-Vested Restricted Stock Unit Award Agreement states, “[p]articipant shall forfeit any unvested Award...upon termination of employment unless such termination...if more than six months after the Grant Date, [is] due to death, Retirement, Total and Permanent Disability, or the shutdown or divestiture of a business unit.”

Section 2(c) of the Performance Restricted Stock Unit Award Agreement states, “[i]n the event that more than six months after the Grant Date the Participant’s termination of employment is due to Retirement it shall result in 100% vesting ...based on the attainment of the Performance Goal at the end of the Restricted Period.”

Under the Kimberly-Clark 2011 Plan “Retirement” and “Retires” means “the termination of employment on or after the Participant has attained the age 55.

Unvested time-based restricted stock units will vest pro rata, based on the number of full years of employment.

Section 2(b) of the Time-Vested Restricted Stock Unit Award Agreement states, “[p]articipant shall forfeit any unvested award...upon termination of employment unless such termination is ...due to death, Total and Permanent Disability, or the shutdown or divestiture of a business unit.”

Section 2(d) of the Time-Vested Restricted Stock Unit Award Agreement states, “in the event that after the Grant Date the Participant’s termination of employment is due to the shutdown or divestiture of [a] business, it shall result in pro rata vesting...prorated for the number of full years of employment during the Restricted Period.”

Under the Kimberly-Clark 2011 Plan “Retirement” and “Retires” means “the termination of employment on or after the Participant has attained the age 55.

Distribution Conditions and Termination, page 31

2.	Comment: Please expand your response to prior comment 4 tell us with specificity the authority on which you rely to conclude that material revisions to an information statement can be made by filing a Form 8-K.

Response: The Information Statement has been revised at page 33 to clarify that any material revisions to the terms of the distribution will be disclosed to Kimberly-Clark stockholders as may be required by law, including by providing a supplement to the Information Statement.

Dividend Policy, page 40

3.	Comment: Please clarify how you reached the conclusion in the penultimate sentence of your response to prior comment 5. We note that you mention in your response that Kimberly-Clark’s Chief Executive Officer stated that the “3.7% increase will help Kimberly-Clark maintain an appropriate payout ratio after taking into account the planned spin-off of the health care business.” However, it is unclear how this statement permits investors to understand whether the registrant and its current control persons intend that the aggregate dividends that shareholders will receive as holders of Halyard and Kimberly-Clark shares after the spinoff will be materially less than the dividends shareholders currently receive as Kimberly-Clark investors. Does the quoted language mean that the announced dividend is the dollar amount that Kimberly-Clark shareholders would have received even if Halyard were spun off at the time of the dividend payments, or does it mean that - since the spinoff is planned to affect only approximately one month in 2014 - the dividends would have been substantially less if the spinoff had affected 12 months?

Response: The statement made by Kimberly-Clark’s Chief Executive Officer in the February 25, 2014 press release was intended to convey the message that Kimberly-Clark’s dividend rate for 2014 was established as if the distribution had already occurred and that Kimberly-Clark does not intend to adjust or reduce its dividend rate in connection with or as a result of the distribution. The Company reached the conclusion expressed in its prior response that it does not believe that a potential material negative effect of the transaction is that Kimberly-Clark stockholders will be receiving materially lower aggregate dividends based on the following:

1.	The current Kimberly-Clark dividend rate of $.84 per share was determined after taking into account the distribution, meaning the dividend rate was set as if the distribution had already occurred.

2.	In anticipation of the spin-off, Kimberly-Clark’s Board of Directors did not reduce the Kimberly-Clark dividend rate for 2013 ($.81 per share) but continued the tradition of increasing the rate for the 42nd consecutive year.

3.	Kimberly-Clark has paid a dividend to its stockholders every year for the last 80 consecutive years, including this year. Kimberly-Clark’s dividend has been increased, year-over-year, by Kimberly-Clark’s Board of Directors every year for the last 42 consecutive years, including this year.

4.	Kimberly-Clark has previously announced its ongoing plan to deliver strong returns to shareholders and provide a top-tier dividend payout. See Kimberly-Clark Press Release dated February 25, 2014 and Kimberly-Clark Fact Sheet dated February 2014.

5.	Kimberly-Clark’s Board of Directors maintains ultimate authority to set the dividend rate for 2015 and beyond and is expected to set the quarterly dividend rate for 2015 in or around February 2015, consistent with past practices. While the Company cannot make any assurances as to the amount of future Kimberly-Clark dividends, the Company has no reason to believe that the Kimberly-Clark dividend will be reduced at such time.

For these reasons, the Company does not believe that a potential material negative effect of the distribution is that Kimberly-Clark stockholders will be receiving materially lower aggregate dividends.

Because the distribution does not present a material risk of materially lower aggregate dividends, neither SLB 4 nor the requirements of a registration statement on Form 10 require disclosure in the Registration Statement or Information Statement as to Kimberly-Clark’s future dividend policy or expectations. The Company believes that the current disclosure in the Registration Statement is compliant with the requirements of Form 10, in particular Item 9 thereof, and item 3(a) of SLB 4 which provides that adequate information will have been provided if the information statement substantially complies with Regulation 14A or Regulation 14C.

Description of Halyard Capital Stock, page 120

4.	Comment: Please provide us your analysis of whether exhibit 3.1 or 3.2 provides your post-spinoff security holders rights that differ materially from the rights they currently have as Kimberly-Clark security holders. See Schedule 14A Item 14(b)(4).

Response: The material terms of the Company’s capital stock are described in the Information Statement under the heading “Description of Halyard Common Stock,” including those that differ from the rights that Kimberly-Clark stockholders have with respect to their shares of Kimberly-Clark stock.

Unlike a tender offer, merger or similar transaction, Kimberly-Clark stockholders will continue to own immediately after the distribution the same shares of Kimberly-Clark common stock held immediately prior to the distribution and Kimberly-Clark stockholders are not being asked to vote on or take any other action in respect of the transaction. The material terms of Kimberly-Clark’s capital stock are also publically available and described in Kimberly-Clark’s filings with the Commission. See Description of Capital Stock in Kimberly-Clark’s Form S-3, filed June 27, 2013 (file no. 333-189633).

The Company does not believe that a comparison or analysis in the Information Statement of the material differences between the rights of holders of Company common stock and Kimberly-Clark common stock is necessary in this context, nor is such disclosure required by Item 14 of Schedule 14A, which is applicable only where action is to be taken by stockholders in connection with the transactions described in the information statement. See Schedule 14A Item 14(a). While such a comparison is useful when stockholders are being asked to vote on a potential transaction in which they will exchange their shares (and corresponding rights) for new shares in a different company (with different stockholder rights), as disclosed in the Information Statement, no action or vote of stockholders is required or being sought in connection with the distribution, and Kimberly-Clark stockholders are not being asked to exchange their shares of common stock.

The Company notes further that the Commission issued SLB 4, in part, to provide guidance to issuers on the circumstances under which a spin-off does not need to be registered under the Securities Act of 1933, as amended (the “Securities Act”) on a Form S-1 or other appropriate registration statement. See item 4 of SLB 4. If, instead of registering the Halyard common stock pursuant to a Registration Statement on Form 10, the Company elected to register the spin-off under the Securities Act pursuant to a Registration Statement on Form S-1, a comparison or analysis of the material differences between the rights of holders of Company common stock and Kimberly-Clark common stock would not be required. See Form S-1 and instructions thereto. The requisite information to be provided in a registration statement on Form 10 and an information statement complying with SLB 4 should not be more onerous than the disclosure required by a Registration Statement on Form S-1.

Finally, the Company notes that its disclosure in the Information Statement relating to Halyard’s common stock (including the lack of a comparative analysis) is consistent with standard industry practice for registrants registering spin-off transactions under the Exchange Act through a registration statement on Form 10.

The Company believes that its current disclosure describing its capital stock complies with Item 11 of Form 10 and Item 202 of Regulation S-K and also “substantially complies with Regulation 14A or Regulation 14C under the Exchange Act” in accordance with item 3(a) of SLB 4.

*****

In response to the Staff’s request, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 3, are responsive to the Staff’s comments. If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 281-1385 or by email at jwesley@kcc.com or Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497 or by email at samantha.crispin@bakerbotts.com.

Sincerely,

/s/ John W. Wesley
John W. Wesley Vice President - Deputy General Counsel Kimberly-Clark Corporation / Senior Vice President, General Counsel and Corporate Secretary for Halyard Health, Inc.

Enclosures

cc:	Robert Abernathy
Chief Executive Officer
Halyard Health, Inc.

Robert Westover
Associate General Counsel
Kimberly-Clark Corporation

Samantha Crispin
Partner
Baker Botts L.L.P.